Apollo Global Management, LLC

9 West 57th Street

New York, New York 10019

January 28, 2013

VIA EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Apollo Global Management, LLC Form 10-K for the Year Ended December 31, 2011

Filed March 9, 2012; and Response dated January 7, 2013; File No. 1-35107

Dear Ms. Long:

We hereby respond to a comment made by the staff (the “Staff”) of the Securities and Exchange Commission during a telephone conversation on January 15, 2013, regarding the above referenced Form 10-K of Apollo Global Management, LLC (the “Company,” “we” or “our”). At the Staff’s request, the Company has filed, via EDGAR, this letter (tagged correspondence).

In response to the Staff’s comment, the Company confirms that, with respect to compensation attributable to the Company’s named executive officers pursuant to our dedicated carried interest program, we intend to report such compensation on an actual amounts received basis in the Summary Compensation Table to be included in the Company’s Form 10-K for the year ended December 31, 2012.

Should you have any questions regarding this response, please contact the undersigned at (212) 822-0480.

Respectfully submitted,

/s/ Martin Kelly

Mr. Martin Kelly
Chief Financial Officer